AVA FORMATION CORP.
1411 East Mission Avenue
Spokane, Washington 99202
April 10, 2006
VIA EDGAR TRANSMISSION
VIA FACSIMILE TRANSMISSION (202) 772-9203
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AVA Formation Corp. Registration Statement on Form S-4 File No. 333-131872
Ladies and Gentlemen:
     AVA Formation Corp. respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement, as heretofore amended, and permit the Registration Statement to become effective at, or as soon as practicable after, 10:00 a.m., EST, Tuesday, April 11, 2006.
     We acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please be advised that no distribution of any preliminary proxy statement – prospectus forming part of the Registration Statement was made.

Very truly yours, AVA FORMATION CORP.
By:	/s/ Marian M. Durkin
Marian M. Durkin
Vice President and Corporate Secretary